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                                                               EXHIBIT (a)(5)(G)


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY
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IN RE HARTFORD LIFE, INC.
SHAREHOLDER LITIGATION
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                                                   CONSOLIDATED
                                                   C.A. NO. 17951-NC

                          MEMORANDUM OF UNDERSTANDING

     WHEREAS, on March 27, 2000, The Hartford Financial Services Group, Inc. ("Hartford Financial") proposed to Hartford Life, Inc. ("Hartford Life") a transaction through which Hartford Financial would, through a subsidiary, acquire at $44.00 per share all of the shares of Hartford Life it does not already own (the "Proposed Transaction"), and

     WHEREAS plaintiffs subsequently filed six complaints (the "Actions") alleging, among other things, that the Proposed Transaction and the price to be paid pursuant to the Proposed Transaction were inadequate and unfair and reflected, inter alia, self-dealing, undue influence, opportunism and breaches of fiduciary duty by the named defendants, and

     WHEREAS counsel for all plaintiffs have agreed to prompt consolidation of the Actions and have sought consolidation from the Court, and

     WHEREAS a Special Committee of the Hartford Life board of directors appointed to review the Proposed Transaction has considered the Proposed Transaction since March 27, 2000, together with the independent legal and financial advisors it has retained, and

     WHEREAS plaintiffs' counsel and their independent expert have been provided access under the terms of a confidentiality agreement to non-public financial information relating to Hartford Life, including information considered by the Special Committee and its advisors, and

     WHEREAS plaintiffs' independent review of the Proposed Transaction and financial and other information about Hartford Life and negotiations with counsel for Hartford Financial have led them to conclude that the improved terms and price of the Proposed Transaction with Hartford Financial, as modified, are fair to the minority shareholders of Hartford Life, and

     WHEREAS, on May 18, 2000, Hartford Life will announce that it has reached an agreement with Hartford Financial pursuant to which the Proposed Transaction would be modified by, among other things, increasing the price to be paid by Hartford Financial from $44.00 per share to $50.50 per share (the "Modified Transaction"), and

     WHEREAS Arthur N. Abbey, as counsel representing all plaintiffs, has negotiated with defendants' counsel in an effort to reach a settlement of the actions,

     NOW THEREFORE the parties to the Actions have reached an agreement in principle providing for the settlement of the actions on the terms and subject to the conditions set forth below (the "Settlement"):

     1.  Plaintiffs agree that as a result of the increase to be paid by
Hartford Financial following negotiations with the Special Committee and plaintiffs' counsel, the Modified Transaction constitutes fair, adequate and reasonable consideration for the settlement of all claims which were brought or could have been brought by plaintiffs in the Actions. Defendant Hartford Financial acknowledges that the pendency of the Actions was a factor that was taken into account in its decision to increase the consideration received by Hartford Life shareholders in the Modified Transaction.
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     2.  Plaintiffs may conduct such reasonable additional factual investigation or discovery, within 30 days from the date hereof, as all parties agree is appropriate and necessary to confirm the fairness and reasonableness of the terms of this Settlement.

     3. The parties to the Actions will in good faith agree upon and execute an appropriate Stipulation of Settlement of the actions (the "Stipulation") and such other documentation as may be required in order to obtain final Court approval of the Settlement and the dismissal with prejudice of the Actions, and such Stipulation shall be executed and submitted to the Court of Chancery for approval at the earliest possible time. The Stipulation shall expressly provide, among other things, that:

          a. the defendants have denied, and continue to deny, that they have committed or will commit or have aided and abetted in the commission of any violation of law or engaged in any of the wrongful acts alleged in the complaints;

          b. the defendants are entering into the Stipulation solely because the proposed Settlement would eliminate the burden and expense of further litigation; and

          c. plaintiffs' counsel, having made a thorough investigation of the facts, believe the Modified Transaction and the proposed Settlement is fair, reasonable and adequate and in the best interest of plaintiffs and the proposed shareholder class.

     4.  The Stipulation will further provide for, among other things:

          a. appropriate certification of a non-opt-out class as described in the complaints and covering the period since the Proposed Transaction was first proposed;

          b. the entry of a judgment in appropriate form, dismissing the actions with prejudice and barring, among other things, any claims known or unknown that have been, could have been, or in the future can or might be asserted in the Actions or in any court, tribunal or proceeding (including but not limited to any claims arising under federal, state or common law, including the federal securities laws and any state disclosure law) by or on behalf of any member of the class, whether individual, class, derivative, representative, legal, equitable or any other type or in any other capacity against defendants or any of their families, parent entities, associates, affiliates or subsidiaries and each and all of their respective past, present or future officers, directors, stockholders, principals, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates, administrators, predecessors, successors and assigns (collectively the "Released Persons") which have arisen, arise now or hereafter may arise out of or relate in any manner to (1) the allegations, facts or any other matter whatsoever set forth in or otherwise related, directly or indirectly to the complaints in the Actions or, (2) subject to Hartford Financial completing the Modified Transaction on the improved terms, any other matters which were or could have been asserted relating to the Proposed Transaction;

          c. the delivery of releases in an appropriate form releasing any barred claims for violation of federal, state or common law; and

          d. plaintiffs' counsel shall have the opportunity to review and comment upon a draft of the tender offer statement to be prepared by Hartford Financial to implement the Modified Transaction.

     5. It is the intention of the parties to extinguish all such settled claims and consistent with such settled claims and consistent with such intentions, the releasing parties waive their rights to the extent permitted by state law, federal law or principles of common law which may have the effect of limiting the release set forth above.

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     6.  This Memorandum of Understanding and the proposed Settlement described herein shall not be legally binding upon any party unless and until the Stipulation is executed. The Settlement described herein shall be subject to the approval of the Court of Chancery. Should a Stipulation not be executed or not be consummated in accordance with the terms described herein, the proposed Settlement shall be null and void and of no further force or effect and shall not be deemed to prejudice in any way the position of any party with respect to this litigation. In such event, neither the existence of this Memorandum of Understanding nor its contents shall be admissible in evidence or be referred to for any purpose in this litigation or in any other litigation or proceeding.

     7. Upon final approval of the Settlement of the Actions (including any appeals), Hartford Financial shall pay plaintiffs' counsel up to $1.8 million in fees, inclusive of all expenses and disbursements, subject to an approval and award by the Court of Chancery.

     8. This Memorandum of Understanding may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

DATED: May 17, 2000

                                          ABBEY GARDY & SQUITIERI LLP,

                                          by /s/   ARTHUR N. ABBEY
                                          --------------------------------------
                                                     Arthur N. Abbey
                                                   A member of the firm

                                                   212 East 39th Street
                                                    New York, NY 10016
                                                      (212) 889-3700

                                          ROSENTHAL, MONHAIT, GROSS & GODDESS,
                                          P.A.,

                                                    Mellon Bank Center
                                                      P.O. Box 1070
                                                   Wilmington, DE 19899
                                                      (302) 656-4433

                                          WECHSLER HARWOOD HALEBIAN & FEFFER
                                          LLP,

                                                    488 Madison Avenue
                                                    New York, NY 10022
                                                      (212) 935-7400

                                          FARUQI & FARUQI,

                                                   320 East 39th Street
                                                    New York, NY 10016
                                                      (212) 983-9330

                                          Attorneys for Plaintiffs

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                                          WILLKIE FARR & GALLAGHER,

                                          by /s/   RICHARD L. POSEN
                                          --------------------------------------
                                                     Richard L. Posen
                                                   A member of the firm

                                                    787 Seventh Avenue
                                                    New York, NY 10019
                                                      (212) 728-8000

                                          YOUNG, CONAWAY, STARGATT & TAYLOR,

                                          by /s/   DAVID C. MCBRIDE
                                          --------------------------------------
                                                     David C. McBride
                                                   A member of the firm

                                                 Wilmington Trust Center
                                                 1100 North Market Street
                                                       P.O. Box 391
                                                   Wilmington, DE 19899
                                                      (302) 571-6600

                                          Attorneys for Defendants Hartford
                                          Life, Inc., Gail Deegan and Robert E.
                                          Patricelli

                                          CRAVATH, SWAINE & MOORE,

                                          by /s/DOUGLAS D. BROADWATER
                                          --------------------------------------
                                                  Douglas D. Broadwater
                                                   A member of the firm

                                                     Worldwide Plaza
                                                    825 Eighth Avenue
                                                    New York, NY 10019
                                                      (212) 474-1000

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                                          RICHARDS, LAYTON & FINGER

                                          by /s/ JESSE A. FINKELSTEIN
                                          --------------------------------------
                                                   Jesse A. Finkelstein
                                                   A member of the firm

                                                    One Rodney Square
                                                       P.O. Box 551
                                                   Wilmington, DE 19899
                                                      (302) 658-6541

                                          Attorneys for Defendants The Hartford
                                          Financial Services Group, Inc.,
                                          Lowndes A. Smith, Robert W. Selander,
                                          Ramani Ayer, Donald R. Frahm, Paul G.
                                          Kirk, Jr., Thomas M. Marra, H. Patrick
                                          Swygert, Gordon I. Ulmer and David K.
                                          Zwiener

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